EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

YM BioSciences Inc. (the “Company” or “YM”)
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario L4W 4Y4

ITEM 2 Date of Material Change:

December 14, 2010 and December 17, 2010

ITEM 3 News Release:

News releases disclosing the information were issued by the Company on December 14, 2010 and December 17, 2010, respectively, by Canada Newswire.

ITEM 4 Summary of Material Change:

The Company announced on December 14, 2010 that it has priced an underwritten public offering (the “Offering”) of 25,000,000 common shares at a price to the public of $1.60 per share for aggregate gross proceeds of $40,000,000.  In addition, the Company also granted the underwriting syndicate comprised of Roth Capital Partners, LLC, as sole book-running manager, and JMP Securities and Rodman & Renshaw LLC, as co-managers, a 30-day option to purchase up to 3,750,000 additional common shares to cover over-allotments, if any.  Bloom Burton & Co. was engaged to act as financial advisor to YM in connection with the Offering.

The Company also announced the completion of the Offering on December 17, 2010 for total net proceeds before expenses of US$37,650,000.

ITEM 5 Full Description of Material Change:

Please see the news releases attached hereto as Schedule “A”.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

ITEM 7 Omitted Information:

N/A

ITEM 8 Executive Officer:

Nick Glover
President and Chief Executive Officer
Telephone: (905) 361-9509

ITEM 9 Date of Report:

December 21, 2010

Schedule “A”

YM BIOSCIENCES PRICES $40 MILLION PUBLIC OFFERING

MISSISSAUGA, ON, Dec. 14 /CNW/ - YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today announced that it has priced an underwritten public offering of 25,000,000 common shares at a price to the public of $1.60 per share.

The Company expects that the offering will yield gross proceeds, before expenses, of approximately $40.0 million and intends to use the net proceeds of the offering to fund its drug development activities and for general corporate purposes. The offering is expected to close on December 17, 2010, subject to customary closing conditions. In connection with the offering, the Company also granted the underwriters a 30-day option to purchase up to 3,750,000 additional common shares to cover over-allotments, if any.

Roth Capital Partners, LLC is acting as the sole book-running manager for the offering. JMP Securities and Rodman & Renshaw LLC acted as co-managers. Bloom Burton & Co. is acting as financial advisor to YM BioSciences in connection with the offering. The securities described above are being offered by the Company pursuant to a registration statement filed with the Securities and Exchange Commission (SEC), which became effective on December 1, 2010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. Copies of the prospectus and the final prospectus supplement may be obtained, when available, at the Securities and Exchange Commission's website at http://www.sec.gov/. Copies of the prospectus and the final prospectus supplement may also be obtained from Roth Capital Partners, LLC Equity Capital Markets, 24 Corporate Plaza, Newport Beach, CA 92660, at 800-678-9147 and Rothecm@roth.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com	Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 mail: tfechtner@troutgroup.com

YM BIOSCIENCES CLOSES PUBLIC OFFERING OF COMMON SHARES

MISSISSAUGA, ON, – December 17, 2010 – YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM) announced the closing of its previously announced public offering of 25,000,000 common shares of the Company, for total net proceeds before expenses of US $37,650,000. In connection with the offering, the Company also granted the underwriters a 30-day option to purchase up to 3,750,000 additional common shares to cover over-allotments, if any. The Company intends to use the proceeds to fund its drug development activities and for general corporate purposes.

Roth Capital Partners, LLC acted as the sole book-running manager for the offering. JMP Securities and Rodman & Renshaw LLC acted as co-managers. Bloom Burton & Co. acted as financial advisor to YM BioSciences in connection with the offering. The securities described above were offered and sold by the Company pursuant to a registration statement filed with the Securities and Exchange Commission (SEC), which became effective on December 1, 2010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus, as supplemented, relating to the offering may be obtained at the Securities and Exchange Commission's website at http://www.sec.gov, or may be obtained from Roth Capital Partners, LLC Equity Capital Markets, 24 Corporate Plaza, Newport Beach, CA 92660, at 800-678-9147 and Rothecm@roth.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com	Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 mail: tfechtner@troutgroup.com